ACADEMY SECURITIES, INC.

Statement of Financial Condition

DECEMBER 31, 2019

ACADEMY SECURITIES, INC.

Contents



EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Academy Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Academy Securities, Inc. (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note B to the financial statements, the Company has changed its method of accounting for leases in the year ended December 31, 2019 due to the adoption of Accounting Standard Update 2016-02, Leases.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2013.

EISNERAMPER LLP
New York, New York
March 2, 2020

ACADEMY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Assets:

Cash and restricted cash	$	14,364,255
Due from clearing brokers		2,171,837
Securities owned, at fair value		2,463,794
Accounts receivable		2,479,137
Compensation receivable		5,119,000
Prepaid expenses and other assets		95,995
Operating right of use - lease assets		1,503,144
Furniture, computer equipment, and leasehold improvements at cost,		
less accumulated depreciation and ammortization of $237,541		66,709
Total Assets	$	28,263,871

LIABILITIES AND STOCKHOLDERS' EQUITY:

Liabilities:

Due to clearing broker	$	2,440,961
Accounts payable and accrued expenses		3,718,455
Bonus payable		5,638,500
Deferred tax liability		1,257,554
Subordinated debt interest payable		103,961
Soft dollar payable		202,426
Operating lease liabilities		1,520,896
Liabilities subordinated to the claims of general creditors		1,340,505
Total Liabilities		16,223,258

Stockholders' Equity:

Preferred stock - $.01 par value; 1,000,000 shares authorized, 105,381 shares outstanding	1,054
Common stock, $.01 par value; 1,000,000 shares authorized and issued, 317,497 shares outstanding	3,175
Additional paid- in -capital	5,188,700
Series A Preferred stock subscription receivable	(1,359,402)
Common stock subscription receivable	(1,413,794)
Retained earnings	9,620,880
Total Equity	12,040,613
Total Liabilities and Stockholders' Equity	$ 28,263,871

The accompanying notes are an integral part
of the statement of financial condition.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2019

NOTE A - ORGANIZATION

Academy Securities, Inc., (the "Company") was incorporated in the state of Delaware on November 7, 1985. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides financial advisory and capital-raising services, principally related to merger and acquisition advice and equity private placements. The Company is a California Certified Disabled Veteran Business Enterprise (DVBE) and Service-Disabled Veteran Owned Business (SDVOB) (such designations require 51% or more ownership by a qualified disabled veteran) that provides underwriting services to issuers of municipal securities, equities, and corporate debt. The Company also conducts an order execution and agency trading business for investment management firms, public, ERISA and other pension funds, as well as family offices. The Company also provides cash management solutions to clients by way of Money Market Funds (Academy Shares). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(i) and (k)(2)(ii).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

[2]   Revenue from contracts with customers:

Investment Banking:

The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Brokerage Commissions:

The Company introduces its customers to its clearing brokers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Cash Management:

The Company offers its clients 2 classes of Money Market Funds, the Academy Share Class of the JP Morgan Prime Money Market Fund (JPAXX) and JP Morgan U.S. Government Money Market Fund (JGAXX). Both funds are managed by JP Morgan Asset Management, meaning the management team is the same as the JPM Prime and Government money market funds. The Academy Prime Fund (JPAXX) Share Class mirrors JPM Prime Money Market Fund Capital Share Class (CJPXX) and the Academy Government Fund (JGAXX) Share Class mirrors JPM Government Money Market Fund Capital Share Class (OGVXX). Both Academy funds are available to clients via direct investment as well as third party investment portals.

[3]   Income taxes:

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company recognizes and measures its unrecognized tax benefits after assessing the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future.

[4] Furniture, computers, equipment, and leasehold improvements:

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

[5] Cash:

Cash is held at a major financial institution. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. In the event of a financial institution's insolvency, the recovery of deposits may be limited. The Company has not experienced any losses on such accounts.

[6] Due from clearing brokers (RBC Correspondent Services and Industrial and Commercial Bank of China):

Due from clearing brokers includes a $250,000 required deposit at RBC Correspondent Services and a $500,000 required deposit at Industrial and Commercial Bank of China.

[7] Accounts Receivable

Accounts receivables represent receivables from broker dealers and are stated net of allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts receivable based upon the Company's periodic evaluation of the collectability of outstanding accounts on an account-by-account basis. As of December 31, 2019, the Company did not record an allowance for doubtful accounts.

[8] Common Stock and Series A Convertible Preferred Stock Subscription Receivable:

Common stock and Series A Convertible Preferred Stock subscription receivable represents amounts due from shareholders related to the issuance of common stock and Series A Preferred stock. No interest is charged for outstanding amounts due on Common Stock. On Series A Convertible Preferred Stock, the Company began accruing interest on December 1, 2016 on the related subscription receivable. Interest is calculated for each subsequent month using the Long Term Applicable Federal Rate (AFR) for each month. All subscription receivable and related interest may be repaid from dividends paid on preferred stock.

[9] Soft Dollar Payables:

The Company ensures that all payments made on behalf of customers qualify for the safe harbor of section 28(e) of the Securities Exchange Act of 1934. Related cash balances are classified as "Restricted Cash" on the Statement of Financial Condition.

[10] Compensation Receivable:

The Company provided compensation to certain existing employees in the form of restricted cash awards which are subject to ratable vesting terms with service requirements. These awards are amortized over the relevant

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ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

service period, which is generally considered to start at the beginning of the annual compensation year. This cost is expected to be recognized over a weighted average period of approximately 3 years.

[11] Fair Value - Definition and Hierarchy:

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

As of December 31, 2019, the Company held investments in municipal securities in the amount of $2,463,794. Municipal securities are classified as level 2 assets of the fair value hierarchy and are valued based on recently executed transactions or price quotations.

Valuation Techniques

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities listed on a national securities exchange or the NASDAQ National Market are valued at their last sales price on the primary exchange of which they trade as of the last day of the year. Securities traded in the over-the-counter markets or listed securities for which no sale was reported on the valuation date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

[12] Fair Value of Financial Instruments:

At December 31, 2019, the carrying value of the Company's cash, restricted cash, due to / from clearing brokers, accounts receivable, subordinated debt interest payable, and soft dollar payable approximate their fair value due to their short-term nature.

[13] New Accounting Pronouncements:

In February 2016, the FASB issued ASU 2016-02, Leases, which replaces the existing guidance in ASC 840, Leases. The new standard establishes a right-of-use model that requires a lessee to record a right-or-use asset and lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expenses recognition in the statement of income. The guidance is effective for annual reporting periods beginning after December 15, 2018. The Company has evaluated and adopted the new guidance on January 1, 2019, with the Company recording a Right of Use asset and a lease liability (see Note C). The Company has elected a package of optimal practical expedients, including the option to retain the current classification of leases entered into prior to January 1, 2019.

NOTE C – COMMITMENTS AND CONTINGENCIES

Leases

At January 1, 2019, the Company recognized $851,400 of operating lease assets and $867,514 of operating lease liabilities as a result of adopting ASU 2016-12.

The Company determines if an arrangement is a lease at inception. All of the Company's leases as a lessee were determined to be operating leases and are included in the Company's statement of financial condition beginning at January 1, 2019.

Operating lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The Company has elected to use the risk-free rate for the initial and subsequent measurement of lease liabilities. The risk-free rate is determined using a period comparable with the lease term. Operating lease assets also include any prepaid lease payments and lease incentives. The lease terms include periods under options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. The Company generally uses the base, non-cancelable, lease term when determining the lease assets and liabilities. Under the short-term lease exception provided within ASC 842, the Company does not record a lease liability or right-of-use asset for any leases that have a lease term of 12 months or less at commencement. The Company has elected to account for each separate lease component of a contract and its associated non-lease components (common area maintenance) as a single lease component.

Below is a summary of the weighted-average discount rate and weighted-average remaining lease term for the Company's operating leases:

	Weighted Average Discount Rate	Weighted Average Remaining Lease Term (in years)
Operating Leases	2.4%	2.39

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2019

NOTE C – COMMITMENTS AND CONTINGENCIES (CONTINUED)

Upon adoption of ASU 2016-02, discount rates for existing operating leases were established as of January 1, 2019.

Operating lease expense is recognized on a straight-line basis over the lease term within office expenses in the Company's statement of income. The following is a description of the Company's leases and their significant terms:

On July 1, 2012, the Company executed a 5-year 3-month non-cancelable operating lease for office space in San Diego, CA. The lease included two one-year renewal options to extend the expiration beyond the original term. The Company exercised both of these two one-year options, the latter of which expired on September 30, 2019. The Company exercised an additional one-year extension which will expire on September 30, 2020.

On September 26, 2012, the Company executed a 3-year operating lease for its office space in Chicago, IL. The lease was extended for a 3-year period and expired on January 31, 2019. The lease was extended for an additional 3-year period and will expire on January 31, 2022.

On August 5, 2014, the Company executed an expense sharing agreement with The North Carolina Company to reimburse that entity for the cost of the operating lease of office space at Chapel Hill, NC. The lease was re-assigned to the Company on December 23, 2015 and the expense sharing agreement was terminated. The lease expired on March 31, 2019. The lease was extended for an additional 5-year period and will expire on March 31, 2024.

On November 11, 2017, the Company executed a sublease at 140 East 45th Street, New York, NY. The sublease will expire on July 30, 2020. In connection with this new sublease, a $44,942 letter of credit was given to the landlord as a security deposit. This letter of credit remains undrawn on December 31, 2019. A new lease has been executed directly with the landlord beginning August 1, 2020 through July 2023.

On March 19, 2018, the Company executed a 6-month operating lease for its office space in Sacramento, CA that expired on September 30, 2018. The lease was renewed for another 6-month period and will expired on March 31, 2019. The lease was renewed for another 6-month period and expired on September 30, 2019. The lease was renewed for another 6-month period and will expire on March 31, 2020.

On April 18, 2018, the Company executed a 5-year and 2-month operating lease for its office space in South Norwalk, CT that would have expired on June 30, 2023. Academy subsequently negotiated a termination of this lease as of March 1, 2020.

Maturities of lease liabilities under noncancelable operating leases are as follows as of December 31, 2019, along with a reconciliation to the discounted amount recorded the December 31, 2019 statement of financial condition.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2019

NOTE C – COMMITMENTS AND CONTINGENCIES (CONTINUED)

Year Ending December 31,	Operating Leases
2020	$407,595
2021	463,996
2022	425,540
2023	266,992
2024	24,309
Total undiscounted lease payments	1,588,432
Less: imputed interest	(67,536)
Present value of Lease liabilities	$1,520,896

Litigation

The company is a defendant in pending arbitration and claims arising out of the normal course of business. While the final outcome therof cannot be predicted, based on the information currently available, management believes the resolution of current arbitration and pending claims will not have a material impact on the Company's financial position and results of operations.

NOTE D - INCOME TAXES

Deferred tax assets and liabilities at December 31, 2019 are comprised of:

Net deferred tax liabilities:	
Compensation receivable	$(1,287,066)
Accrued expenses	26,038
Fixed Assets	3,474
	$(1,257,554)

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2019

NOTE E – FURNITURE, COMPUTER EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, computer equipment, and leasehold improvements, at December 31, 2019, consist of the following:

Computer and office equipment	$ 197,723
Leasehold improvements	106,527
	304,250
Less: accumulated depreciation and amortization	(237,541)
	$ 66,709

NOTE F - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At December 31, 2019, the Company's net capital was $13,364,944 which exceeded the required net capital by $12,557,990. The Company's ratio of aggregate indebtedness to net capital at December 31, 2019 was .91 to 1.

NOTE G - OFF-BALANCE-SHEET RISK AND CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company is subject to credit risk should the clearing broker be unable to repay the amount due from the clearing broker on the statement of financial condition.

NOTE H – CAPITAL

Academy Securities, Inc has previously offered to accredited investors a Maximum Amount of $2,000,016 of its Series A Convertible Preferred Stock par value $.01 ("Preferred Stock"). The Offering was made pursuant to a Purchase Agreement between the purchaser or purchasers of the Preferred Stock and the Company. 65,360 shares were offered at $30.60 per share. The holders of the Preferred Stock are entitled to receive cumulative dividends equal to $1.53 per share per annum totaling approximately $100,000.

Each Preferred share is convertible into one share of common stock at the option of the shareholder. The use of proceeds was for working capital and general corporate purposes of the company. Concurrent with the sales of Preferred Stock pursuant to the purchase agreement, shares of Preferred Stock are sold to its majority shareholders as disclosed in the Purchase Agreement.

On June 26, 2019, the Company's Board of Directors declared a dividend of $1.53 to holders of its Series A Convertible Preferred Stock, payable on July 1, 2019. Additional dividends in arrears will be paid from legally available funds as determined by the Company's Board of Directors in accordance with applicable law and FINRA's rules and regulations. In accordance with a shareholder agreement, $83,272 of a dividend due to an officer of the company was applied against his Series A Preferred subscription receivable.

On September 26, 2019, the Company's Board of Directors declared a dividend of $1.53 to holders of its Series A Convertible Preferred Stock, payable on October 1, 2019. Additional dividends in arrears will be paid from legally available funds as determined by the Company's Board of Directors in accordance with applicable law and FINRA's rules and regulations. In accordance with a shareholder agreement, $83,272 of a dividend due to an officer of the company was applied against his Series A Preferred subscription receivable.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2019

NOTE H – CAPITAL (CONTINUED)

On November 11, 2019, the Company's Board of Directors declared to holders of its Series A Convertible Preferred Stock a partial redemption of 13,394 shares of Stock (20% of existing stock) at a price of $38.25 per share. The basis for the redemption was pro-rata and subject to over-redemption rights. With the authorization of the Company's Board of Directors, the size of the partial redemption was increased to 13,726 shares for a total of $525,020 and was concluded on December 23, 2019. In connection therewith, the Company redeemed 14,287 shares owned by an officer of the Company against his Series A Preferred subscription receivable, reducing such amount by $546,478.

In January and April 2019, the Company determined that prior grants of common stock of 9,386 shares to certain former employees which remained unpaid and accounted for as Stock Subscription Receivable at January 1, 2019 should be redeemed, at no value, due to the passage of time between grant date and 2019. As a result, the Company rescinded $83,442 of related common stock subscription receivable.

NOTE I – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company is obligated under sixteen subordination agreements (the "Agreement") in the aggregate amount of $1,340,505. As of December 31, 2019, the carrying amount of these liabilities approximates fair value. The Agreements, which are between the lenders (stockholders of the Company) and the Company, have been approved by FINRA and, as such, are available for net capital purposes.

The schedule of outstanding Agreements is as follows:

Effective Date	Rate	Maturity Date	Amount
12/28/2011	6%	12/26/2021	$ 50,000
1/12/2012	6%	1/12/2022	100,000
3/20/2012	6%	3/20/2021	100,000
5/24/2012	6%	5/24/2021	35,000
8/5/2010	6%	7/31/2021	30,000
8/5/2010	6%	8/3/2021	150,000
8/20/2010	6%	8/18/2021	150,000
8/2/2010	6%	8/18/2021	30,000
9/28/2011	6%	9/19/2021	91,110
9/28/2011	6%	9/21/2021	91,110
1/20/2012	6%	12/26/2021	181,620
3/19/2012	6%	3/5/2021	45,555
5/25/2012	6%	5/24/2021	91,110
4/11/2014	6%	4/11/2021	100,000
4/14/2014	6%	4/14/2021	25,000
11/20/2019	6%	11/20/2024	70,000

Total $1,340,505

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2019

NOTE J – RETIREMENT SAVING PLAN

The Company maintains a 401(k) retirement saving plan for eligible employees. The plan allows for salary deferral arrangements under the provisions of Section 401(k) of the Internal Revenue Code. Starting on January 1, 2019, the Company's contributions into the profit-sharing plan were defined by the Internal Revenue Code's Safe Harbor rules. Under these rules, the Company contributes a safe harbor Matching Contribution to each member's account in an amount equal to: (i) 100% of the matched employee contributions that are not in excess of 3% of their compensation, plus (ii) 50% of the amount of the matched employee contributions that exceed 3% of the employee's compensation but that do not exceed 5% of their compensation. The Company may make safe harbor matching contributions in addition to the preceding.